Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China) NOTIFICATION LETTER 10 March 2022 Dear Shareholders, Sinopec Shanghai Petrochemical Company Limited (the “Company”)– Notice of Publication of Circular, Notices and Proxy Forms of the First Extraordinary General Meeting for 2022 and the First H Shareholders Class Meeting for 2022 (the “Current Corporate Communications”) The English and Chinese versions of the Current Corporate Communications are available on the Company’s website at www.spc.com.cn and the HKEX news website of The Stock Exchange of Hong Kong Limited (the “HKEX”) at www.hkexnews.hk. You may access the Current Corporate Communication by clicking “Investor Relations” on the home page of the Company’s website or browsing through the HKEX news website. If you have chosen to receive the Corporate Communications (Note) in printed form, the selected language version(s) of the Current Corporate Communications is enclosed. Please note that you are entitled at any time to change your choice of language and means of receipt of all future Corporate Communications or to receive the Current Corporate Communications by giving reasonable notice in writing or simply completing the Change Request Form on the reverse side and send it to the Company’s H share registrar, Hong Kong Registrars Limited (the “H Share Registrar”) by using the mailing label at the bottom of the Change Request Form (a stamp is not needed if posted in Hong Kong). The address of H Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. You may also send an email with a scanned copy of the completed Change Request Form to spc.ecom@computershare.com.hk. The Change Request Form may also be downloaded from the Company’s website at www.spc.com.cn or the HKEX news website at www.hkexnews.hk. Even if you have chosen (or are deemed to have consented) to read the website version of the Current Corporate Communications posted on the Company’s website but for any reason you have difficulty in receiving or gaining access to such website version, the Company will promptly upon your request send the Current Corporate Communications in printed form to you free of charge. Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to spc.ecom@computershare.com.hk. By order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary Note: Corporate Communications include but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

CCS SSPH Name(s) and Address of Registered Shareholder(s): Change Request Form To: Sinopec Shanghai Petrochemical Company Limited (the “Company”) (A joint stock limited company incorporated in the People’s Republic of China) (Stock Code: 00338) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan chai, Hong Kong I/We have already received a printed copy of the Current Corporate Communications in Chinese and/or English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company’s website: (Please mark ONLY the following boxes I/We would like to receive a printed copy in English. I/We would like to receive a printed copy in Chinese. I/We would like to receive both the printed English and Chinese copies. (Please mark ONLY the following boxes to read all future Corporate Communications published on the Company’s website at www.spc.com.cn (the “Website Version”) in place of receiving printed copies, and to receive a written notification by post for the publication of the relevant Corporate Communications on the Company’s website; OR to receive the printed English version of all future Corporate Communications ONLY; OR to receive the printed Chinese version of all future Corporate Communications ONLY; OR to receive both the printed English and Chinese versions of all future Corporate Communications. Signature(s) Contact telephone number Date Notes 1. Please complete all your details clearly. Please specify your name and address clearly in ENGLISH BLOCK LETTER on the top left corner in this Change Request Form if you download this form from the web. 2. 3. By electing to read the Website Version of the Corporate Communications published on the Company’s website in place of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communications in printed form. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Change Request Form in order to be valid. 4. Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void. 5. The above instruction will apply to all future Corporate Communications to be sent to shareholders of the Company until you notify otherwise by reasonable notice in writing or by email to spc.ecom@computershare.com.hk to the Company c/o Company’s H Share Registrar, Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan chai, Hong Kong. Shareholders are entitled to change the choice of means of receipt and language of the Corporate Communications at any time by reasonable notice in writing or by email to spc.ecom@computershare.com.hk to the Company c/o the Company’s H Share Registrar. 7. For the avoidance of doubt, we do not accept any special instructions written on this Change Request Form. Mailing Label Please cut the mailing label and stick it on an envelope to return this Change Request Form to us. No postage is necessary if posted in Hong Kong. Hong Kong Registrars Limited